Exhibit 99.1

SILVERCORP REPORTS ADJUSTED NET INCOME OF $6.7 MILLION, $0.04 PER SHARE, AND CASH FLOW FROM OPERATIONS OF $14.1 MILLION FOR Q2 FISCAL 2023

VANCOUVER, BC, Nov. 3, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended September 30, 2022 ("Q2 Fiscal 2023"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q2 FISCAL 2023

  Mined 290,981 tonnes of ore, milled 291,643 tonnes of ore, and produced approximately 1.8 million ounces of silver, 1,200 ounces of gold, 18.0 million pounds of lead, and 6.0 million pounds of zinc;
  Sold approximately 1.8 million ounces of silver, 1,200 ounces of gold, 17.3 million pounds of lead, and 5.9 million pounds of zinc, for revenue of $51.7 million;
  Realized adjusted earnings attributable to equity shareholders of $6.8 million, or $0.04 per share. The adjustments were made to remove impacts from impairment charges, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates' operating results;
  Reported net loss attributable to equity shareholders of $1.7 million, or $0.01 per share, with the loss mainly due to an impairment charge of $20.2 million against the La Yesca Project;
  Generated cash flow from operating activities of $14.1 million;
  Cash costs per ounce of silver, net of by-product credits, of $0.77;
  All-in sustaining costs per ounce of silver, net of by-product credits, of $8.25;
  Spent and capitalized $2.9 million on exploration drilling, $9.4 million on underground development, and $1.2 million on construction of the new mill and tailings storage facility;
  Spent $1.2 million to buy back 503,247 common shares of the Company under its Normal Course Issuer Bid; and
  Strong balance sheet with $201.0 million in cash and cash equivalents and short-term investments. The Company holds further equity investment portfolio in associates and other companies with a total market value of $111.0 million as at September 30, 2022.

CONSOLIDATED FINANCIAL RESULTS

Tab 1 - CONSOLIDATED FINANCIAL RESULTS (CNW Group/Silvercorp Metals Inc)

Net loss attributable to equity shareholders of the Company in Q2 Fiscal 2023 was $1.7 million or $0.01 per share, compared to net income of $9.4 million or $0.05 per share in the three months ended September 30, 2021 ("Q2 Fiscal 2022").

In Q2 Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) an increase of 3%, and 50%, respectively, in silver and gold sold, and a decrease of 22% in zinc sold; ii) a decrease of 18%, 11%, and 5%, respectively, in the realized selling price for silver, gold, and lead, and an increase of 5%, in the realized selling prices for zinc; iii) a foreign exchange gain of $4.3 million arising from the appreciation of the US dollar against the Company's functional currencies, mainly the Chinese yuan and Canadian dollar; iv) a loss of $1.6 million on equity investments; and v) an impairment charge of $20.2 million against the La Yesca Project.

Revenue in Q2 Fiscal 2023 was $51.7 million, down 11% compared to $58.4 million in Q2 Fiscal 2022. The decrease is mainly due to the decrease of net realized selling prices for silver, gold and lead.

Income from mine operations in Q2 Fiscal 2023 was $14.4 million, down 39% compared to $23.6 million in Q2 Fiscal 2022. Income from mine operations at the Ying Mining District was $12.9 million, compared to $19.3 million in Q2 Fiscal 2022. Income from mine operations at the GC Mine was $1.5 million, compared to $4.5 million in Q2 Fiscal 2022.

Cash flow provided by operating activities in Q2 Fiscal 2023 was $14.1 million, down $16.8 million compared to $30.9 million in Q2 Fiscal 2022.

The Company ended Q2 Fiscal 2023 with $201.0 million in cash, cash equivalents and short-term investments, down 6% or $11.9 million, compared to $212.9 million as at March 31, 2022. The decrease is mainly due to a negative translation impact of $15.6 million on cash and cash equivalents arising from the appreciation of the US dollar against the Canadian dollar and Chinese yuan.

Working capital as at September 30, 2022 was $170.9 million, down 8% compared to $186.3 million as at March 31, 2022.

CONSOLIDATED OPERATIONAL RESULTS

Tab 2 - CONSOLIDATED OPERATIONAL RESULTS (CNW Group/Silvercorp Metals Inc)

In Q2 Fiscal 2023, the Company mined 290,981 tonnes of ore, down 1% compared to 292,468 tonnes in Q2 Fiscal 2022. Ore milled in Q2 Fiscal 2023 was 291,643 tonnes, up 7% compared to 271,816 tonnes in Q2 Fiscal 2022.

In Q2 Fiscal 2023, the Company produced approximately 1.8 million ounces of silver, 1,200 ounces of gold, 18.0 million pounds of lead, and 6.0 million pounds of zinc, representing increases of 6%, 50% and 2%, respectively, in silver, gold and lead production, and a decrease of 20% in zinc production over Q2 Fiscal 2022.

In Q2 Fiscal 2023, the consolidated production costs were $86.07 per tonne, up 2% compared to $84.75 per tonne in Q2 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed in Q2 Fiscal 2023 were $127.48, down 6% compared to $135.76 in Q2 Fiscal 2022.

In Q2 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were $0.77, compared to negative $1.65 in the prior year quarter. The increase was mainly due to a $1.6 million decrease in by-product credits and a $2.6 million increase in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $8.25 compared to $7.35 in Q2 Fiscal 2022. The increase was mainly due to the increase in cash costs per ounce of silver offset by a decrease of $2.2 million in administrative expenses, mineral resources tax, and sustaining capital expenditures.

EXPLORATION AND DEVELOPMENT

Tab 3 - EXPLORATION AND DEVELOPMENT (CNW Group/Silvercorp Metals Inc)

In Q2 Fiscal 2023, on a consolidated basis, a total of 88,506 metres or $4.2 million worth of diamond drilling were completed (Q2 Fiscal 2022 – 124,544 metres or $6.2 million), of which approximately 45,365 metres or $1.3 million worth of underground drilling were expensed as part of mining costs (Q2 Fiscal 2022 – 91,970 metres or $2.4 million) and approximately 43,141 metres or $2.9 million worth of drilling were capitalized (Q2 Fiscal 2022 – 32,574 metres or $3.8 million). In addition, approximately 10,340 metres or $4.0 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q2 Fiscal 2022 – 9,953 metres or $3.4 million), and approximately 21,187 metres or $9.4 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q2 Fiscal 2022 – 20,501 metres or $8.3 million).

In Q2 Fiscal 2023, a total of 5,525 metres or $0.5 million worth of drilling were completed and capitalized at the Kuanping Project. The application for a mining permit is pending review and approval by the relevant provincial government authorities.

As of September 30, 2022, a total of $2.5 million in expenditures have been incurred on the construction of the new 3,000 tonnes per day flotation mill (the "New Mill") and the new tailings storage facility (the "TSF"). A total of 645 metres of drainage tunnels were completed, and the site preparation for the New Mill was also substantially completed. The first batch of $4.1 million (RMB¥29.3 million) of milling equipment was ordered. The environmental and safety assessment study report was revised and is pending government approval.

The Company also spent approximately $1.5 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to build green mines.

INDIVIDUAL MINE OPERATING PERFORMANCE - Ying Mining District

Tab 4 - INDIVIDUAL MINE OPERATING PERFORMANCE - Ying Mining District (CNW Group/Silvercorp Metals Inc)

INDIVIDUAL MINE OPERATING PERFORMANCE - GC Mine

Tab 5 - INDIVIDUAL MINE OPERATING PERFORMANCE - GC Mine (CNW Group/Silvercorp Metals Inc)

As previously disclosed in the Company's news release dated October 13, 2022, the mining operations at the GC Mine were partially affected in August and September 2022 as the Company worked on improving ventilation and electric power facilities to comply with several new safety production regulations issued by the National Mine Safety Administration of China. The improvements were completed in October 2022 and the Company expects that mining operations at the GC Mine will return to normal operating levels for the remainder of the year.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, November 4, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 07271204

Participants should dial-in 10 – 15 minutes prior to the start time. A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed consolidated interim financial statements and related notes contains therein for the three and six months ended September 30, 2022, which have been posted on SEDAR under the Company's profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca under the Investor section. This earnings release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description. The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 28, section 11 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and six months ended September 30, 2022.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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For further information: Silvercorp Metals Inc., Lon Shaver, Vice President, Phone: (604) 669-9397, Toll Free 1(888) 224-1881, Email: investor@silvercorp.ca, Website: www.silvercorp.ca

CO: Silvercorp Metals Inc

CNW 17:15e 03-NOV-22